Exhibit (a)(1)(vi)

December 2, 2024

Dear Morgan Stanley Client:

Your position in KKR FS Income Trust (the “Fund”) is currently being held in your account at Morgan Stanley. Enclosed are the Fund’s quarterly repurchase offer materials. In order to provide liquidity to investors, under the Fund’s discretionary share repurchase program, it is offering to repurchase shares this quarter. There is no assurance that the Fund’s board of trustees will exercise its discretion to offer to repurchase shares in the future or that the Fund will be able to accommodate all shareholders’ requests for repurchases in connection with any particular repurchase offer. You are not required to sell any of your shares during this repurchase offer. If you do not wish to sell your shares at this time, kindly disregard this notice.

If you wish to sell your shares, Morgan Stanley needs instructions from you as to what action you wish to take regarding this offer. The terms and conditions of this offer are outlined in the enclosed materials, which you should read carefully. Morgan Stanley will forward your instructions to the Fund or its transfer agent, as applicable, should you choose to participate in this quarterly repurchase offer.

We are providing you this letter on behalf of Morgan Stanley. Unless Morgan Stanley has otherwise advised you, it is imperative that Morgan Stanley receives your instructions no later than 5:00 p.m., ET on the day prior to the “Expiration Date” (as defined in the Fund’s Offer to Purchase, dated the same date as this letter) in order for Morgan Stanley to properly fulfill your instructions. Any instructions received after that time will be processed by Morgan Stanley on a “best efforts” basis only. Please be advised that Morgan Stanley cannot act without your instructions, and Morgan Stanley will not be held liable for instructions received after the processing deadline. The due date to provide instructions to Morgan Stanley is prior to the Expiration Date because Morgan Stanley needs to know your response prior to the Expiration Date in order to properly fulfill your instructions. In all cases, sufficient time should be allowed to ensure timely delivery. Any information given to Morgan Stanley, either verbally or in writing, is intended as a guide and is not to be used as the basis for any decision regarding the Fund’s quarterly repurchase offer.

For delivery:

Return to your Morgan Stanley Financial Advisor/Private Wealth Advisor to be submitted through the Morgan Stanley Order Entry redemption queue.

FOR INFORMATION CONTACT YOUR MORGAN STANLEY FINANCIAL ADVISOR